Mail Stop 4561
Via Fax (604) 257-3512

April 1, 2008

Darrin McCormack
Chief Financial Officer
Wordlogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, BC, Canada V6B 4N7

Re: **Wordlogic Corporation**
        Form 8-K filed March 18, 2008
        File No. 000-32865

Dear Mr. McCormack:

      We have completed our review of your 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Melissa Feider
Staff Accountant